Exhibit 99.(a)(1)(J)

For further information, contact:

Michael Hara Investor Relations	Hector Marinez Corporate Communications
NVIDIA Corporation (408) 486-2511	NVIDIA Corporation (408) 486-3443
mhara@nvidia.com	hmarinez@nvidia.com

FOR IMMEDIATE RELEASE:

NVIDIA Corporation Announces Cash Tender Offer for Employee Stock Options

SANTA CLARA, CA—FEBRUARY 11, 2009—NVIDIA Corporation today announced that its Board of Directors approved a cash tender offer for certain employee stock options. The tender offer will commence today and will expire, unless otherwise extended by the Company in its sole discretion, at 12:00 midnight (Pacific Time) on March 11, 2009.

The tender offer applies to outstanding stock options held by employees with an exercise price equal to or greater than $17.50 per share. Members of the Company’s Board of Directors and certain executive officers are not eligible to participate in the tender offer. As of January 25, 2009, there were approximately 33 million eligible options. If all these options are tendered and accepted in the offer, the aggregate cash purchase price for these options would be approximately $92 million.

As a result of the tender offer, the Company may incur a non-recurring charge of up to approximately $150 million upon the closing of the offer if all of the unvested eligible options are tendered. This charge would be reflected in the fiscal first quarter of 2010 financial results and represents stock-based compensation expense, consisting primarily of the remaining unamortized stock-based compensation expense associated with the unvested portion of the eligible options tendered in the offer, plus associated payroll taxes and professional fees.

The tender offer is subject to a number of other terms and conditions as set forth in the offering documents. Neither the Company’s management nor its Board of Directors makes any recommendation in connection with the tender offer.

About NVIDIA

NVIDIA (Nasdaq: NVDA) is the world leader in visual computing technologies and the inventor of the GPU, a high-performance processor which generates breathtaking, interactive graphics on workstations, personal computers, game consoles, and mobile devices. NVIDIA serves the entertainment and consumer market with its GeForce® products, the professional design and visualization market with its Quadro® products, and the high-performance computing market with its Tesla™ products. NVIDIA is headquartered in Santa Clara, Calif. and has offices throughout Asia, Europe, and the Americas. For more information, visit www.nvidia.com.

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Copyright © 2009 NVIDIA Corporation. All rights reserved. NVIDIA, the NVIDIA logo, GeForce, Quadro, and Tesla are trademarks and/or registered trademarks of NVIDIA Corporation in the U.S. and/or other countries. All other company and/or product names may be trade names, trademarks, and/or registered trademarks of the respective owners with which they are associated.

This press release is for informational purposes only and is not an offer to tender or the solicitation of an offer to tender any eligible options for a cash payment. Each holder of eligible options should read the tender offer statement, as it contains important information. The tender offer statement has been filed with the Securities and Exchange Commission and is available along with other filed documents for free on the website of the Securities and Exchange Commission at www.sec.gov. Eligible employees are urged to carefully read the tender offer statement prior to making any decision with respect to the tender offer. Copies of the tender offer statement may also be obtained on the Company’s website, www.nvidia.com.